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                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                               SUBJECT COMPANY:  METROCALL, INC.
                                                  COMMISSION FILE NO:  000-21924


FOR IMMEDIATE RELEASE:
Friday August 18, 2000

       Metrocall Contact:
       Vincent D. Kelly
       Chief Financial Officer
       (703) 660-6677 x6650


               METROCALL SUPPLEMENTS ITS COMPETING PLAN MOTION AND
            OBJECTS TO PAGENET'S BREAK-UP FEE/WINDOW-SHOP PROVISION

                  ALEXANDRIA, VA, August 18 -- Metrocall, Inc. (Nasdaq: MCLL) announced today that it filed a supplement to its August 4th motion requesting that the U.S. Bankruptcy Court for the District of Delaware terminate PageNet's exclusivity period as to permit Metrocall to expeditiously submit a competing plan of reorganization in the Chapter 11 cases of Paging Network, Inc. and its operating subsidiaries and a limited objection to PageNet's July 25th motion for approval by the Bankruptcy Court of a break-up fee and window-shop provisions in connection with PageNet's merger agreement with Arch Communications. The filing identifies improvements to Metrocall's proposal to the PageNet Board dated July 18, 2000 and is the result of discussions held on August 14, 2000 between Metrocall, members of the Official Committee of Unsecured Creditors appointed in PageNet's bankruptcy case and their respective professional advisors. These improvements are as follows:

           - In the event that Metrocall's proposal becomes the basis of a plan of reorganization for PageNet that is both confirmed by the Bankruptcy Court and consummated by the parties thereto, Metrocall shall increase the cash component of its proposal by $40 million to fund the break-up fee that would be payable to Arch Communications under the pending merger agreement with PageNet, provided that such break-up fee is approved by order of the Bankruptcy Court.

           - 10.0 million additional shares of new Metrocall common stock shall be reallocated to holders of PageNet's senior subordinated notes from the 13.0 million shares of new Metrocall common stock proposed to be distributed to PageNet's shareholders under Metrocall's July 18th proposal, providing holders of PageNet's senior subordinated notes with a total distribution of 96.8 million shares of new Metrocall common stock.


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           -      Metrocall shall arrange for a credit facility to fund the
                  working capital needs of Vast on terms no less favorable than those proposed by Arch under the pending merger agreement with PageNet.

           Metrocall's enhancement of its proposal is conditioned upon (a) an agreement by the Committee to support, both in pleadings to be filed by the Committee and during the hearing on August 21, 2000, at least that portion of the relief requested in Metrocall's August 4th motion relating to (i) Metrocall's conducting of expedited due diligence regarding the operating and financial performance of PageNet and its U.S. operating subsidiaries, and (ii) PageNet's full and prompt cooperation with Metrocall in connection with the filing of documents necessary to obtain clearances and approvals from, among others, the Federal Trade Commission, the Department of Justice, the Federal Communications Commission, the Securities and Exchange Commission and Metrocall shareholders, and (b) the entry by the Bankruptcy Court of an order providing Metrocall with, at a minimum, the above described relief. Notwithstanding its agreement with the Committee, Metrocall intends to seek to terminate PageNet's exclusivity period so as to permit Metrocall to submit a competing plan of reorganization pursuant to the timetable set forth in its motion.

           Metrocall indicated that, in all other respects, the terms of its proposal to the PageNet board remain the same, including the various conditions to the proposed acquisition of PageNet that are described in Metrocall's July 19, 2000 press release.

           As indicated in the Supplement, Metrocall also objects to PageNet's motion for approval of a $40 million break-up fee and window-shop provisions filed on July 25, 2000, provided that Metrocall will withdraw that portion of its objection relating solely to PageNet's request for approval of the "break-up fee" in the event that the Bankruptcy Court enters an order granting Metrocall at least the relief supported by the Committee.

           In addition to TD Securities (USA), Inc., which has been advising Metrocall since May 1999, Metrocall has also recently retained DLJ Securities Corp. as its financial advisor in connection with its proposed bid to acquire PageNet.

           Metrocall, Inc., headquartered in Alexandria, Virginia, is one of the largest wireless data and messaging companies in the United States providing both products and services to more than six million business and individual subscribers. Metrocall was founded in 1965, became a publicly traded company in 1993 and currently employs approximately 3,800 professionals coast to coast. The Company offers two-way interactive messaging, wireless e-mail and Internet connectivity, cellular and digital PCS phones, as well as one-way messaging services. Metrocall operates on many nationwide, regional and local networks, including a new Two-Way Interactive Network (TWIN), and can supply a wide variety of customizable Internet-based information content services. Also, Metrocall offers totally integrated resource management systems and communications solutions for business and campus environments. Metrocall's wireless networks operate in the top 1,000 markets all across the nation and the Company has offices and retail locations in more than forty states. Metrocall is the largest equity-owner of Inciscent, an independent business-to-business enterprise, that



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is a national full-service "wired-to-wireless" Application Service Provider
(ASP). For more information on Metrocall please visit our Web site and On-line store at www.metrocall.com or AOL Keyword: Metrocall.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The statements set forth above that are not historical facts, such as those concerning Metrocall's proposal to acquire PageNet, are forward-looking statements that are subject to risks and uncertainties. A number of risks and uncertainties could cause actual results, events or developments to differ from expectations. Among the factors that could cause actual results to differ are 1) Metrocall's ability to obtain debt and equity financing for its proposal on acceptable terms and conditions, as well as its ability to satisfy other conditions to completing a transaction as previously disclosed; 2) changes in trading prices of Metrocall securities; 3) changes in the terms of or other factors relating to competing proposals for PageNet; 4) the response of the PageNet Board and the PageNet creditors, and 5) actions of the bankruptcy court. You should refer to our Annual Report on Form 10-K for a complete discussion of factors that could cause Metrocall's actual results to differ materially from those projected in forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.